Schroder Mutual Funds

Shareholder Voting Results (unaudited)


Special Meeting of Shareholders
June 10, 2013

At the Combined Meeting of Shareholders, shareholders of each of the Funds were asked to vote for the agreement and plan of reorganization and the advisory agreement. The results of the vote are provided below:



        Total 	     Votes   Votes       % of
	% of Shares
        Share       in      Withheld    Outstanding
	Present
        Outstanding Favor		   Voting in 	Voting in
				           Favor	Favor

         Agreement and Plan of Reorganization

STW Long 4,975,079  4,144,507	-	83.31%	100.00%

Duration
Investment
Grade Bond

STW Broad 10,190,134	6,407,519    445,172	62.88%	93.50%
Tax-Aware
Value Bond
Fund

         Advisory Agreement

STW Long 4,975,079	4,144,507	-	83.31%	100.00%

Duration
Investment
Grade Bond

STW Broad 10,190,134	6,852,691    	-	67.25%	100.00%
Tax-Aware
Value Bond
Fund